Exhibit 99.1
Linktone Ltd.
12/F Cross Tower
318 Fu Zhou Road, Huang Pu District
Shanghai, 200001, People’s Republic of China
NOTICE OF RECONVENED ANNUAL GENERAL MEETING OF SHAREHOLDERS
To Be Held on December 17, 2007
     NOTICE IS HEREBY GIVEN that the annual general meeting of shareholders of Linktone Ltd., which commenced on October 8, 2007 and was adjourned on that same date, will be reconvened on December 17, 2007 at 10:00 a.m., Shanghai time, at our principal executive offices at 12/F Cross Tower, 318 Fu Zhou Road, Huang Pu District, Shanghai, 200001, People’s Republic of China, for the following purposes:
1. To elect one Class III director to serve until the 2010 annual general meeting of shareholders or until his successor is elected and duly qualified.

2. To ratify the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as independent auditors of Linktone Ltd. for the fiscal year ending December 31, 2007.

3. To transact such other business as may properly come before the annual general meeting or any adjournment or postponement thereof.
     The foregoing items of business are more fully described in the proxy statement which is attached and made a part of this notice. Holders of record of our ordinary shares or American Depositary Shares representing those shares at the close of business on October 31, 2007 are entitled to vote at the annual general meeting and any adjournment or postponement thereof.

FOR THE BOARD OF DIRECTORS

Michael Guangxin Li Chief Executive Officer and Director

Shanghai, China
November 7, 2007
YOUR VOTE IS IMPORTANT

LINKTONE LTD.
PROXY STATEMENT
General
     On behalf of our Board of Directors, we circulated a notice of meeting, proxy statement and form of proxy on September 10, 2007 (collectively, the “Original Proxy Materials”) for the annual general meeting of shareholders scheduled to be held on October 8, 2007. The purpose of the meeting was to elect two Class III directors, ratify the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as independent auditors of Linktone Ltd. for the fiscal year ending December 31, 2007, and transact such other business as properly came before the annual general meeting. On October 8, 2007, that meeting was convened and immediately adjourned without any vote being taken on the proposals for the meeting in order to permit our Board of Directors and the nominating and compensation committee of the Board to evaluate additional candidates for the Board which had been identified.
     The Board of Directors subsequently determined to reconvene the annual general meeting on December 17, 2007 at 10:00 a.m., Shanghai time, to approve the proposals described in this proxy statement. The reconvened annual general meeting will be held at our principal executive offices at 12/F Cross Tower, 318 Fu Zhou Road, Huang Pu District, Shanghai, 200001, People’s Republic of China.
     This proxy statement and the form of proxy are first being mailed to shareholders on or about November 7, 2007.
     PROXIES SUBMITTED IN CONNECTION WITH THE ORIGINAL PROXY MATERIALS DATED SEPTEMBER 10, 2007 WILL NOT BE COUNTED TOWARD APPROVAL OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT. THUS, EVEN IF YOU SUBMITTED AN ORDINARY SHARE PROXY CARD (FOR HOLDERS OF ORDINARY SHARES) OR AN ADR VOTING INSTRUCTION CARD (FOR HOLDERS OF AMERICAN DEPOSITARY RECEIPTS) IN CONNECTION WITH THE ORIGINAL PROXY MATERIALS, YOU WILL NEED TO COMPLETE THE ENCLOSED ORDINARY SHARE PROXY CARD OR ADR VOTING INSTRUCTION CARD, AS APPLICABLE, IN ORDER TO VOTE ON THE PROPOSALS DECSRIBED HEREIN.
Revocability of Proxies
     Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold ordinary shares, by attending the annual general meeting and voting in person. Attendance at the annual general meeting in and of itself does not revoke a prior proxy. A written notice of revocation must be delivered to the attention of Colin Sung, our Chief Financial Officer, if you hold our ordinary shares, or to JPMorgan Chase Bank, N.A., if you hold American Depositary Shares, known as ADSs, representing our ordinary shares.
Record Date, Share Ownership and Quorum
     Shareholders of record at the close of business on October 31, 2007 are entitled to vote at the annual general meeting. Our ordinary shares underlying ADSs are included for purposes of this determination. As of October 31, 2007, 242,163,641 of our ordinary shares, par value US$0.0001 per share, were issued and outstanding, of which approximately 230,071,210 were represented by ADSs. The presence in person or by proxy of shareholders holding at least one-third of our outstanding ordinary shares entitled to vote at the meeting will constitute a quorum for the transaction of business at the annual general meeting.
Voting and Solicitation
     Each share outstanding on the record date is entitled to one vote. Voting at the annual general meeting will be by a show of hands unless the chairman of the meeting or any shareholder present in person or by proxy demands that a poll be taken.
     The costs of soliciting proxies will be borne by our company. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names our ordinary shares or ADSs beneficially owned by others to forward to those beneficial owners. We may reimburse persons representing beneficial owners of our ordinary shares and ADSs for their costs of forwarding solicitation materials to those beneficial owners. We have retained the services of DF King & Co., Inc., a proxy solicitor. If you have any questions about how to vote your shares or if you need assistance in voting your shares, you can contact DF King & Co., Inc., toll-free at 1-800-859-8508.
Voting by Holders of Ordinary Shares
     When proxies are properly dated, executed and returned by holders of ordinary shares, the shares they represent will be voted at the annual general meeting in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the shares will be voted “FOR” Proposals 1 and 2, and in the proxy holder’s discretion as to other matters that may properly come before the annual general meeting. Withheld votes and abstentions are counted as present for the purpose of determining whether a quorum is present and have the same effect as if you vote “AGAINST” the proposal. Broker non-votes will not be counted towards a quorum or for any purpose in determining whether the proposal is approved.
Voting by Holders of American Depositary Shares
     JPMorgan Chase Bank, N.A., as depositary of the ADSs, has advised us that it intends to mail to all owners of ADSs this proxy statement, the accompanying notice of annual general meeting and an ADR Voting Instruction Card. Upon the written request of an owner of record of ADSs, JPMorgan Chase Bank, N.A. will endeavor, to the extent practicable, to vote or cause to be voted the amount of ordinary shares represented by the ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such request. JPMorgan Chase Bank, N.A. has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions. As the holder of record for all the shares represented by the ADSs, only JPMorgan Chase Bank, N.A. may vote those shares at the annual general meeting. Properly executed and delivered instructions to withhold votes and abstentions are counted as present for the purpose of determining whether a quorum is present and have the same effect as if you vote “AGAINST” the proposal. You should return your properly completed ADR Voting Instruction Card to JPMorgan Chase Bank, N.A. prior to 3 p.m., December 12, 2007, which is the last date by which voting instructions may be received by JPMorgan Chase Bank, N.A.
     JPMorgan Chase Bank, N.A. and its agents are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the ordinary shares underlying your ADSs are not able to be voted at the annual general meeting, there may be nothing you can do.
Deadline for Shareholder Proposals
     Proposals which our shareholders wish to be considered for inclusion in our proxy statement and proxy card for the 2008 annual general meeting must be received by June 30, 2008 at 12/F Cross Tower, 318 Fu Zhou Road, Huang Pu District, Shanghai, 200001, People’s Republic of China and must comply with the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The submission of a proposal does not assure that it will be included in the proxy statement or the proxy card.

PROPOSAL 1
ELECTION OF A DIRECTOR
     Our Amended and Restated Memorandum and Articles of Association provide for the division of the board of directors into three classes: Class I directors (currently Alan Kwan), Class II directors (currently Elaine La Roche, Thomas Hubbs and Michael Guangxin Li) and Class III directors (currently Jun Wu and Colin Sung). The current terms of the Class I, II and III directors expire upon the election and qualification of directors at the annual general meetings to be held in 2008, 2009 and 2007, respectively. At each annual general meeting, including the 2007 annual general meeting at which one Class III director is nominated for election, directors who are elected will serve a three-year term until such director’s successor is elected and is duly qualified, or until such director’s earlier death, bankruptcy, insanity, resignation or removal. Our Articles of Association presently authorize up to ten board positions and require that our directors be divided into three classes as evenly as possible. Mr. Sung’s term as a Class III director will expire upon the completion of the 2007 annual general meeting. Accordingly, our board has approved the reclassification of Mr. Li from a Class II director to a Class III director effective upon the completion of the 2007 annual general meeting, as the same may be adjourned or postponed from time to time. Proxies cannot, however, be voted for a greater number of persons than the number of nominees named in this proxy statement.
     Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the nominee named below. Mr. Wu has been previously nominated by the board of directors and elected by our shareholders. The board has no reason to believe that the nominee named below will be unable or unwilling to serve as a director if elected. In the event that the nominee should be unavailable for election as a result of an unexpected occurrence, such shares will be voted for the election of such substitute nominee as management may propose.
     The name of the nominee, his age as of October 31, 2007, the principal position with our company held by him and his class designation and term of office upon his election at this annual general meeting are as follows:

Name	Age	Position	Class	Term of Office
Jun Wu (1)(2)(3)	35	Director	Class III	3 years

(1)	Member of the compensation committee.

(2)	Member of the audit committee.

(3)	Member of the nominating committee.
Class III Director Nominated for Election at the Annual General Meeting
     Jun Wu has served as a director since April 2001. Mr. Wu is one of our founders and served as Chairman of our Board before our initial public offering in March 2004. From November 1999 until November 2002, Mr. Wu was also the Chief Executive Officer and Chairman of the Board of Intrinsic Technology, a wireless data software developer in China. Prior to 1999, he was the Chief Systems Architect for Sendit AB, a Swedish-based mobile messaging company until May 1999. He currently serves on the Board of Directors of 51 Auto, Ltd. and IBEX Ltd. Mr. Wu received a first degree in Computer Science from the Imperial College of Science and Technology at the University of London.
     The director will be elected by a majority of the votes present in person or represented by proxy and entitled to vote. In electing directors, each shareholder may cast one vote per share owned for each director to be elected; shareholders cannot use cumulative voting.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR
THE ELECTION OF THE NOMINEE NAMED ABOVE.

PROPOSAL 2
RATIFICATION OF INDEPENDENT AUDITORS
     The audit committee recommends, and our board of directors concurs, that PricewaterhouseCoopers Zhong Tian CPAs Limited Company be appointed as our independent auditors for the year ending December 31, 2007. The Board first appointed PricewaterhouseCoopers Zhong Tian CPAs Limited Company as our independent auditors in 2000.
     In the event our shareholders fail to ratify the appointment, our audit committee will reconsider its selection. Even if the selection is ratified, our audit committee in its discretion may direct the appointment of a different independent auditing firm at any time during the year if the audit committee believes that such a change would be in the best interests of our company and shareholders.
     A representative of PricewaterhouseCoopers Zhong Tian CPAs Limited Company is expected to be present at the annual general meeting, will have the opportunity to make a statement if he or she desires to do so, and will be available to respond to appropriate questions.
     The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this proposal 2.
THE BOARD AND THE AUDIT COMMITTEE RECOMMEND A VOTE FOR
RATIFICATION OF THE APPOINTMENT OF
PRICEWATERHOUSECOOPERS ZHONG TIAN CPAS LIMITED COMPANY AS OUR
INDEPENDENT AUDITORS
FOR THE YEAR ENDING DECEMBER 31, 2007.

SHAREHOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS
     The following procedures have been established by our board of directors in order to facilitate communications between our shareholders and our board of directors:
1. Shareholders may send correspondence, which should indicate that the sender is a shareholder, to our board of directors or to any individual director by mail to Linktone Ltd., 12/F Cross Tower, 318 Fu Zhou Road, Huang Pu District, Shanghai, 200001, People’s Republic of China, Attention: Chief Financial Officer.

2. Our Chief Financial Officer will be responsible for the initial review and logging of this correspondence and will forward the communication to the director or directors to whom it is addressed unless it is a type of correspondence which our board of directors has identified as correspondence which may be retained in our files and not sent to directors.

Our board of directors has authorized the Chief Financial Officer to retain and not send to directors communications that: (a) are advertising or promotional in nature (offering goods or services), (b) solely relate to complaints by clients with respect to ordinary course of business customer service and satisfaction issues, or (c) clearly are unrelated to our business, industry, management or board or committee matters. These types of communications will be logged and filed but not circulated to directors. Except as set forth in the preceding sentence, the Chief Financial Officer will not screen communications sent to directors.

3. The log of shareholder correspondence will be available to members of our board of directors for inspection. At least once each year, the Chief Financial Officer will provide to our board of directors a summary of the communications received from shareholders, including the communications not sent to directors in accordance with screening procedures approved by our board of directors.

ACCESS TO CORPORATE GOVERNANCE POLICIES
     Our company adopted a Code of Business Conduct which is available on our company’s website at http://english.linktone.com/aboutus/corporate_governance.html. To the extent required by law, any amendments to, or waivers from, any provision of the Code of Business Conduct will be promptly disclosed to the public.
     Copies of our Code of Business Conduct will be provided to any shareholder upon written request to the Vice President of Legal Affairs of Linktone Ltd., 12/F Cross Tower, 318 Fu Zhou Road, Huang Pu District, Shanghai, 200001, People’s Republic of China.
ANNUAL REPORT TO SHAREHOLDERS
     Pursuant to Nasdaq’s Marketplace Rules, our company has posted our annual reports to shareholders on our corporate website in lieu of mailing physical copies to record holders and beneficial owners of our company’s ADSs and ordinary shares, as allowed under the laws of the Cayman Islands, to satisfy Nasdaq’s annual report distribution requirement. Our company has adopted this practice beginning in 2007 to avoid the considerable expense associated with such mailing. You may obtain a copy of our 2006 annual report to shareholders by visiting our website at http://english.linktone.com/aboutus/corporate_governance.html. We will furnish a paper or email copy of our 2006 annual report free to charge and within a reasonable time to any shareholder who requests one. Please make your request for a copy by emailing ir@linktone.com.

OTHER MATTERS
     We know of no other matters to be submitted to the annual general meeting. If any other matters properly come before the annual general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend.

By Order of the Board of Directors,

Michael Guangxin Li Chief Executive Officer

Dated: November 7, 2007